1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 PHONE 212.999.5800 FAX 212.999.5899 www.wsgr.com

October 4, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Sonia Bednarowski
Justin Dobbie
Sasha Parikh
Angela Connell

Re:	Oyster Point Pharma, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted on September 6, 2019
CIK No. 0001720725

Ladies and Gentlemen:

On behalf of our client, Oyster Point Pharma, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 16, 2019 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”). We are concurrently filing via EDGAR this letter and a revised draft of the Registration Statement (the “Submission No. 3”). For the Staff’s reference, we have included both a clean copy of Submission No. 3 and a copy marked to show all changes from the version confidentially submitted on September 6, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Submission No. 3.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your response to comment 1 and reissue in part. Please revise throughout to remove statements that compare the results of clinical trials and preclinical studies to other drug candidates, products and treatments unless the comparisons are based on a head-to-head trial. For example, revise your disclosure on page 2 to remove your the statements related to the failure of Restasis and Xiidra to show statistically significant improvements in both signs and symptoms

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission

October 4, 2019

of DED in any single registrational clinical trial unless you conducted a head-to-head clinical trial of these drugs with OC-O1.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 2, 82 and 87 of Submission No. 3 to remove statements that compare the results of clinical trials and preclinical studies to other drug candidates, products and treatments.

2.

We note your response to comment 2 and reissue. Please balance your disclosure regarding the sales of Restasis and Xiiadra to explicitly clarify here that there is no guarantee that OC-01 or any of your product candidates will be approved by the FDA and that, even if they are approved by the FDA, there is no guarantee that you will earn revenues comparable to either Restatis or Xiiadra.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has included additional disclosure on pages 2, 5, 83 and 87 of Submission No. 3.

3.

We note your response to comment 3 that the survey of eye care practitioners disclosed on pages 1, 82 and 87 was a third party survey commissioned by you. Please tell us whether you commissioned this study for use in the registration statement, and, if so, analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act. Also, revise page 1 to provide additional information regarding the survey, including when the survey was conducted, how the eye practitioners were selected and the number surveyed, and also clarify that the term “successfully” was not specifically defined in the survey as an objective standard but was a subjective determination made by each respondent.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the referenced third party survey was commissioned in July 2017 for its customer marketing and research purposes prior to the Company’s Series A Preferred Stock Financing in October 2017. It was not commissioned for use in connection with the Registration Statement or to otherwise satisfy any specific disclosure requirement.

Additionally, the Company respectfully advises the Staff that the third party consultant hired to conduct the survey is not an “expert” within the meaning of Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”). Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Further, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. The Company respectfully advises the Staff that the third party consultant was hired to design a number of survey questions and collect survey data for marketing and research purposes, but the results do not reflect the opinion or judgment of an “expert,” and that the consultant is not amongst the enumerated professions under Section 7 of the Securities Act, nor is such consultant within a “profession [that] gives authority to a statement made by [such providers].” Additionally, the report was not prepared specifically for use in the Registration Statement. Accordingly, the Company believes that such third party consultant should not be considered an “expert” within the meaning of U.S. federal securities laws

Securities and Exchange Commission

October 4, 2019

and the Company respectfully submits that no consent is required to be filed as an exhibit to the Registration Statement with respect to the third party survey.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has included additional disclosure on pages 1 and 82 of Submission No. 3, including adding “in June 2017” to address when the survey was conducted, “board-certified or board-eligible” to indicate how the eye practitioners were selected, “150” to indicate the number surveyed, and “in their opinion” to clarify that the term “successfully” was not specifically defined as an objective standard but was a subjective determination made by each respondent.

Business

Intellectual Property, page 105

4.

We note your response to comment 10. Please explain in greater detail why you do not expect any additional payments to be made pursuant to the OC-02 Agreement in the near term and therefore have concluded that the agreement is not material under Item 601 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comments and advises the Staff that the next payment that would be required under the OC-02 Agreement would be payable only upon the first dosing of a patient in a Phase 3 study of OC-02 and the Company does not expect this milestone will be met in the near term. In particular, although the Company has studied OC-02 in two Phase 2b clinical trials in subjects with DED, the Company does not intend to further develop OC-02 for DED but rather is developing OC-01 for DED. The Company respectfully advises the Staff that on page 85 of the Submission No. 3 that the Company noted that it has identified several indications where it believes OC-02 has the potential to provide a meaningful benefit to patients, and that while the Company believes that OC-02 could advance directly into a Phase 2 proof of concept study in certain indications, it is possible that pursuing other indications might require additional preclinical or clinical trials prior to starting a Phase 3 study. In any event, the Company does not expect OC-02 will enter Phase 3 in the next several years and therefore does not expect any milestone or royalty payments to be made pursuant to the OC-02 Agreement in the near term. Additionally, the Company respectfully advises the Staff that it has not and does not expect to receive any licensing or sales revenue from OC-02 in the near term, and in response to the Staff’s comments, the Company has included additional disclosure on page 106 of the Submission No. 3 to include such statement and also indicate that the next milestone is Phase 3.

Executive Compensation

Employment Arrangements with Our Named Executive Officers and other Executive Officers., page 126

5.

We note your disclosure that Mr. Murray is subject to the terms of the consulting agreement between you and FLG Partners. Please disclose the material terms of the consulting agreement pursuant to Item 404 of Regulation S-K or tell us why such disclosure is not required.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 144 of Submission No. 3.

* * * *

Securities and Exchange Commission

October 4, 2019

Please direct any questions with respect to this confidential submission to me at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan J. Baier
Megan J. Baier

cc:	Jeffrey Nau, Ph.D., M.M.S., Oyster Point Pharma, Inc.
Daniel Lochner, Oyster Point Pharma, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.
Brian J. Cuneo, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP